United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Press Release

Signature Page

CVRD acquires AMCI Holdings Australia
Rio de Janeiro, February 26, 2007 — Companhia Vale do Rio Doce (CVRD) announces that it entered into a purchase and sale agreement to acquire 100% of AMCI Holdings Australia Pty (AMCI HA) for AUD 835 million.
AMCI HA is a privately held company headquartered in Brisbane, state of Queensland, Australia, which operates and controls coal assets through unincorporated joint ventures. CVRD’s stake is equivalent to a nominal production capacity of 8.0 million tons of coal (predominately coaking coal) and reserves of 103 million tons. AMCI HA had net debt of AUD 157 million as of November 30, 2006.
Located in two of the best Australian coal producing regions — Hunter Valley, state of New South Wales, and Bowen Basin, state of Queensland — AMCI HA’s main coal assets are the following:
(a)	Integra Coal Joint Venture (Integra Coal), Hunter Valley, open cast and underground mines. AMCI HA owns 61% of Integra.

(b)	Carborough Downs Joint Venture (Carborough Downs), Central Queensland, underground mine ramping up to full capacity in 2009/2010. AMCI HA owns 80% of Carborough Downs.

(c)	Isaac Plains Joint Venture (Isaac Plains), Central Queensland, open cast mine ramping up to full capacity by 2009/2010. AMCI HA owns 50% of Isaac Plains.

(d)	Broadlea Joint Venture, Central Queensland, open cast mine, which is 100% owned by AMCI HA.

(e)	An extensive and highly prospective coal exploration portfolio that is also included with this acquisition — potential for 3.0 billion tons of non-audited mineralized material.
Investment in the coal business is an important part of CVRD’s growth strategy. Prior to this acquisition, we had already have minority stakes in two Chinese companies — Shandong Yankuang International Coking Co. and Henan Longyu Energy Resources Ltd. — and we are presently concluding a feasibility study to develop a large coal deposit in Mozambique, Moatize, and a pre-feasibility study of the Belvedere deposit in the Bowen Basin, State of Queensland, Australia.
The acquisition of AMCI HA creates a strong growth platform to develop CVRD’s coal business and contributes to diversify our product portfolio, providing simultaneously geographic diversification into an investment-grade and one of the richest natural resources countries in the world, Australia. It allows access to operating assets, with logistics infrastructure and high growth potential. Jointly with world-class mining assets, the acquisition of AMCI HA brings a highly skilled and seasoned team in coal project development, operations and marketing, which will be important to support our expansion.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: February 26, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations